Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Norway: Total sells an 8% interest in Gina Krog field and interests in three minor fields

Paris, October 28, 2014 – Total announces that its wholly owned subsidiary Total E&P Norge AS has signed an agreement to sell an 8% interest in the Gina Krog field in Norway, together with its interests in the mature fields of Vilje (24.243%), Vale (24.243%) and Morvin (6%), to PGNiG Upstream International. The consideration for the transaction is $317 million, with an effective date of January 1, 2014. The transaction is subject to the approval of the Norwegian authorities.

Gina Krog is a field under development in the North Sea, sanctioned in 2013, with an expected production start-up early 2017. The project will produce 60,000 barrels of oil per day and 9 million cubic meters of gas per day at plateau. Following the sale, Total E&P Norge AS will retain a 30% interest in the Gina Krog field alongside Statoil (58.7%) and Det Norske (3.3%).

“This sale is in line with Total’s strategy of active portfolio management”, commented Patrice de Viviès, Senior Vice President Northern Europe, Exploration & Production. “With the Ekofisk South, Eldfisk II, Martin Linge and Gina Krog developments, Total’s production in Norway is set to grow between 2014 and 2017”.

Total Exploration & Production in Norway

Total has been present in Norway for nearly 50 years and has played a major role in the development of a number of large fields on the Norwegian continental shelf. Total holds interests in more than 100 production licenses, 30 of which it operates. The affiliate Total E&P Norge AS is one of the largest contributors to the Group’s equity production and produced 243,000 barrels of oil equivalent per day in 2013. In 2012, the development plan for Martin Linge field (Total E&P Norge AS 51%, operator), a stand-alone oil and gas field development in the North Sea, was approved by the Norwegian Parliament. Over the past several years Total E&P Norge AS has grown its exploration portfolio and made or participated in several discoveries.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com